                                   Form U-3A-2



                       SECURITIES AND EXCHANGE COMMISSION



                                Washington, D.C.





              Statement by Holding Company Claiming Exemption Under

                   Rule U-2 from the Provisions of the Public

                       Utility Holding Company Act of 1935






                         INTERMOUNTAIN INDUSTRIES, INC.

                  CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP






                                FEBRUARY 22, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-3A-2                 File No. 0-8763

              Statement by Holding Company Claiming Exemption Under
                  Rule U-3A-2 from the Provisions of the Public
                       Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                         INTERMOUNTAIN INDUSTRIES, INC.
                  CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

                  (a) Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, IGI Resources, Inc., InterWest Capital, Inc., III Exploration Company, and III Argentina Company.

                  (b) Century Partners - Idaho Limited Partnership ("Century Partners - Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners - Idaho has no operations other than investing in the securities of the Company.

                  (c) Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

                  (d) IGI Resources, Inc. ("Resources"), incorporated under the laws of the State of Idaho, arranges the purchase and transportation of natural gas for various customers along with providing daily dispatching, balancing, and administrative services associated with wellhead to burner tip delivery of natural gas. Resources has also begun providing the same type of marketing services to customers for their electric needs. Resources operates throughout the western United States and Canada, primarily in the Pacific Northwest and Southwest regions.

                  (e) InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

                  (f) III Exploration Company ("Exploration") was incorporated under the laws of the State of Idaho in October 1992. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits.

                  (g) III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

         2. A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

                  (a) Claimant neither owns nor operates any physical properties.

                  (b) Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 1998, such property included office buildings, warehouses, and approximately 7,720 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 197,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

                  (c) Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

         3. The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

                  (a) Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

                         Electric Sales - None

                         Natural Gas Distributed or Transported - 507,350,949 Therms

                  (b) Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                         None

                  (c) Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                         None

                  (d) Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                         Electric energy purchased - None

                         Natural gas purchased - 207,064,010 Therms

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                         None

                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                         None

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                         None

                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                         None

                  (e) Identify any service, sales or construction contract between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

                         None


                                    EXHIBIT A

        A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.


                                    EXHIBIT C

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                    None

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 22nd day of February 1999.

                                             INTERMOUNTAIN INDUSTRIES, INC.


Attest:                                      By   /s/ Jeffrey K. Lebens
                                               ---------------------------------
                                             Jeffrey K. Lebens
                                             Vice President, Treasurer, and
                                              Chief Financial Officer


 /s/ James E. Simmerman
-----------------------
James E. Simmerman
Assistant Corporate Secretary


                                             CENTURY PARTNERS - IDAHO
                                             LIMITED PARTNERSHIP


Attest:                                      By   /s/ Richard Hokin
                                               ---------------------------------
                                                Richard Hokin
                                                General Partner


 /s/ Mark R. Gelfeld
--------------------
Mark R. Gelfeld
Controller



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Jeffrey K. Lebens
               Vice President, Treasurer, and
                 Chief Financial Officer
               Intermountain Industries, Inc.
               P. O. Box 7608
               Boise, ID 83707

                                    EXHIBIT A

                               (PAGES 1 THROUGH 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1998

(Thousands of Dollars)
(Unaudited)
-------------------------------------------------------------------------------------------------------------
                                                                         Intermountain        IGI
                                                       Intermountain          Gas          Resources,
                                                      Industries, Inc.      Company          Inc.
                                                      ----------------   -------------     ----------
OPERATING REVENUES ...............................        $   --           $122,011        $320,893
COST OF GAS ......................................            --             64,088         314,373
                                                          --------         --------        --------
GROSS MARGIN .....................................            --             57,923           6,520
                                                          --------         --------        --------

OPERATING EXPENSES:
     Operation and maintenance ...................             481           28,101           4,413
     Depreciation, amortization and depletion ....             964            9,355             130
     General taxes ...............................            --              3,002             327
                                                          --------         --------        --------
                                                             1,445           40,458           4,870
                                                          --------         --------        --------

OPERATING INCOME .................................          (1,445)          17,465           1,650
                                                          --------         --------        --------

OTHER INCOME (EXPENSE), NET:
     Equity in earnings of subsidiary
          companies ..............................          10,303             --              --
     Other, net ..................................             514               58              71
                                                          --------         --------        --------
                                                            10,817               58              71
                                                          --------         --------        --------

GROSS INCOME .....................................           9,372           17,523           1,721
INTEREST CHARGES .................................             588            3,752             113
                                                          --------         --------        --------

NET INCOME BEFORE TAXES ..........................           8,784           13,771           1,608
INCOME TAX EXPENSE (BENEFIT) .....................            (316)           5,646             684
                                                          --------         --------        --------

NET INCOME .......................................           9,100            8,125             924
     Less dividends on common stock ..............            --              6,000            --

RETAINED EARNINGS -
     DECEMBER 31, 1997 ...........................          78,093           44,685           6,421
                                                          --------         --------        --------

RETAINED EARNINGS -
     DECEMBER 31, 1998 ...........................        $ 87,193         $ 46,810        $  7,345
                                                          --------         --------        --------
                                                          --------         --------        --------


                                   Exhibit A
                                 (Page 1 of 7)

-----------------------------------------------------------------------------------------------------------------------------------

                                                     III        InterWest      Century     Total     Reclasifications
                                                 Exploration     Capital,     Partners     Before          and
                                                   Company         Inc.        Idaho    Eliminations  Eliminations   Consolidated
                                                   -------         ---          ----    ------------  ------------   ------------
OPERATING REVENUES ..........................    $   1,701     $     163    $    --      $ 444,768     $  (1,508)    $ 443,260
COST OF GAS .................................          564          --           --        379,025        (1,356)      377,669
                                                 ---------     ---------    ---------    ---------     ---------     ---------
GROSS MARGIN ................................        1,137           163         --         65,743          (152)       65,591
                                                 ---------     ---------    ---------    ---------     ---------     ---------

OPERATING EXPENSES:
     Operation and maintenance ..............          668           120         --         33,783          (152)       33,631
     Depreciation, amortization and depletion          424            23         --         10,896          --          10,896
     General taxes ..........................         --            --           --          3,329          --           3,329
                                                 ---------     ---------    ---------    ---------     ---------     ---------
                                                     1,092           143         --         48,008          (152)       47,856
                                                 ---------     ---------    ---------    ---------     ---------     ---------

OPERATING INCOME ............................           45            20         --         17,735          --          17,735
                                                 ---------     ---------    ---------    ---------     ---------     ---------

OTHER INCOME (EXPENSE), NET:
     Equity in earnings of subsidiary
          companies .........................         --            --          6,653       16,956       (16,956)         --
     Other, net .............................       (1,701)            1            3       (1,054)         (337)       (1,391)
                                                 ---------     ---------    ---------    ---------     ---------     ---------
                                                    (1,701)            1        6,656       15,902       (17,293)       (1,391)
                                                 ---------     ---------    ---------    ---------     ---------     ---------

GROSS INCOME ................................       (1,656)           21        6,656       33,637       (17,293)       16,344
INTEREST CHARGES ............................          296             9            5        4,763          (337)        4,426
                                                 ---------     ---------    ---------    ---------     ---------     ---------

NET INCOME BEFORE TAXES .....................       (1,952)           12        6,651       28,874       (16,956)       11,918
INCOME TAX EXPENSE (BENEFIT) ................       (3,198)            5         --          2,821          --           2,821
                                                 ---------     ---------    ---------    ---------     ---------     ---------

NET INCOME ..................................        1,246             7        6,651       26,053       (16,956)        9,097
     Less dividends on common stock .........         --            --           --          6,000        (6,000)         --

RETAINED EARNINGS -
     DECEMBER 31, 1997 ......................        1,003             6       55,466      185,674       (96,130)       89,544
                                                 ---------     ---------    ---------    ---------     ---------     ---------

RETAINED EARNINGS -
     DECEMBER 31, 1998 ......................    $   2,249     $      13    $  62,117    $ 205,727     $(107,086)    $  98,641
                                                 ---------     ---------    ---------    ---------     ---------     ---------
                                                 ---------     ---------    ---------    ---------     ---------     ---------


                                   Exhibit A
                                 (Page 2 of 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1998

(Thousands of Dollars)
(Unaudited)

-----------------------------------------------------------------------------------------------------------------------------

                                                                           Intermountain       IGI
                                                          Intermountain        Gas          Resources,
                                                        Industries, Inc.      Company          Inc.
                                                        ----------------      -------          ----
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant ................................         $   --           $256,555         $   --
        Less accumulated depreciation .............             --            123,837             --
                                                            --------         --------         --------
                                                                --            132,718             --
                                                            --------         --------         --------

     Non-utility property .........................             --                 12            1,913
        Less accumulated depreciation & depletion .             --                 12              748
                                                            --------         --------         --------
                                                                --               --              1,165
                                                            --------         --------         --------

INVESTMENTS AND OTHER ASSETS:
     Investment in affiliates .....................           83,085             --               --
     Other ........................................               95              255               40
                                                            --------         --------         --------
                                                              83,180              255               40
                                                            --------         --------         --------

CURRENT ASSETS:
     Cash and temporary cash investments ..........            2,255            1,503            2,696
     Restricted cash held in margin accounts ......             --               --              3,400
     Notes receivable from affiliates .............            3,000             --               --
     Accounts receivable, less reserves ...........             --             12,170           43,285
     Accounts receivable from affiliates ..........            1,052               58            2,005
     Cost of gas delivered but unbilled ...........             --              4,196             --
     Natural gas in storage .......................             --              7,184           11,366
     Materials and supplies .......................             --              1,639             --
     Prepayments ..................................             --                453               35
     Other current assets .........................               10            1,763              356
                                                            --------         --------         --------
                                                               6,317           28,966           63,143
                                                            --------         --------         --------

INVESTMENT IN EXCESS OF BOOK
     VALUE OF ASSETS ACQUIRED,
        less amortization of $13,572 ..............            3,658             --               --
                                                            --------         --------         --------

DEFERRED CHARGES:
     Unamortized debt expense .....................               33            1,447             --
     Deferred gas costs ...........................             --              8,110             --
     Deferred unfunded future income                            --               --               --
        tax expense ...............................             --                395             --
     Deferred tax credits .........................            2,794             --               --
     Other ........................................            2,503             --               --
                                                            --------         --------         --------
                                                               5,330            9,952             --
                                                            --------         --------         --------

                                                            $ 98,485         $171,891         $ 64,348
                                                            --------         --------         --------
                                                            --------         --------         --------


                                   Exhibit A
                                 (Page 3 of 7)

----------------------------------------------------------------------------------------------------------------------------------
                                                           III      InterWest   Century     Total     Reclasifications
                                                      Exploration    Capital,   Partners    Before          and
                                                        Company        Inc.      Idaho   Eliminations   Eliminations  Consolidated
                                                        -------        ----      -----   ------------   ------------  ------------
PROPERTY, PLANT, AND EQUIPMENT: ...................    $    --      $    --    $    --    $ 256,555       $    --         $ 256,555
     Utility plant ................................         --           --         --      123,837            --           123,837
                                                       ---------    ---------  ---------  ---------       ---------       ---------
        Less accumulated depreciation .............         --           --         --      132,718            --           132,718
                                                       ---------    ---------  ---------  ---------       ---------       ---------

     Non-utility property .........................        8,592         --         --       10,517            --            10,517
        Less accumulated depreciation & depletion .        1,110         --         --        1,870            --             1,870
                                                       ---------    ---------  ---------  ---------       ---------       ---------
                                                           7,482         --         --        8,647            --             8,647
                                                       ---------    ---------  ---------  ---------       ---------       ---------

INVESTMENTS AND OTHER ASSETS:
     Investment in affiliates .....................         --           --       65,989    149,074        (149,074)           --
     Other ........................................        2,828        2,571       --        5,789            --             5,789
                                                       ---------    ---------  ---------  ---------       ---------       ---------
                                                           2,828        2,571     65,989    154,863        (149,074)          5,789
                                                       ---------    ---------  ---------  ---------       ---------       ---------

CURRENT ASSETS:
      Cash and temporary cash investments .........           86           99          6      6,645            --             6,645
     Restricted cash held in margin accounts ......         --           --         --        3,400            --             3,400
     Notes receivable from affiliates .............         --           --         --        3,000          (3,000)           --
     Accounts receivable, less reserves ...........          119          105         79     55,758            --            55,758
     Accounts receivable from affiliates ..........         --             26       --        3,141          (3,141)           --
     Cost of gas delivered but unbilled ...........         --           --         --        4,196            --             4,196
     Natural gas in storage .......................         --           --         --       18,550            --            18,550
     Materials and supplies .......................         --           --         --        1,639            --             1,639
     Prepayments ..................................          173         --         --          661            --               661
     Other current assets .........................           27         --         --        2,156            --             2,156
                                                       ---------    ---------  ---------  ---------       ---------       ---------
                                                             405          230         85     99,146          (6,141)         93,005
                                                       ---------    ---------  ---------  ---------       ---------       ---------

INVESTMENT IN EXCESS OF BOOK
     VALUE OF ASSETS ACQUIRED,
        less amortization of $13,572 ..............         --           --         --        3,658            --             3,658
                                                       ---------    ---------  ---------  ---------       ---------       ---------

DEFERRED CHARGES:
     Unamortized debt expense .....................         --           --         --        1,480            --             1,480
     Deferred gas costs ...........................         --           --         --        8,110            --             8,110
     Deferred unfunded future income
        tax expense ...............................         --           --         --          395            --               395
     Deferred tax credits .........................         --           --         --        2,794            --             2,794
     Other ........................................         --           --         --        2,503            --             2,503
                                                       ---------    ---------  ---------  ---------       ---------       ---------
                                                            --           --         --       15,282            --            15,282
                                                       ---------    ---------  ---------  ---------       ---------       ---------

                                                       $  10,715    $   2,801  $  66,074  $ 414,314       $(155,215)      $ 259,099
                                                       ---------    ---------  ---------  ---------       ---------       ---------
                                                       ---------    ---------  ---------  ---------       ---------       ---------



                                   Exhibit A
                                 (Page 4 of 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
DECEMBER 31, 1998

(Thousands of Dollars)
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------

                                                                          Intermountain            IGI
                                                         Intermountain         Gas              Resources,
                                                        Industries, Inc.      Company              Inc.
                                                        ----------------      -------              ----
CAPITALIZATION:
     Common stock ...............................         $   3,865          $   1,513          $       1
     Note receivable from shareholder ...........              (400)              --                 --
     Premium on common stock ....................              --               14,809               --
     Treasury stock, at cost ....................            (1,493)              --                 --
     Retained earnings ..........................            87,193             46,810              7,345
                                                          ---------          ---------          ---------
                                                             89,165             63,132              7,346
     Long-term debt .............................             3,000             62,500               --
                                                          ---------          ---------          ---------
                                                             92,165            125,632              7,346
                                                          ---------          ---------          ---------

PARTNERS' CAPITAL ...............................              --                 --                 --
                                                          ---------          ---------          ---------

MINORITY INTEREST ...............................              --                 --                 --
                                                          ---------          ---------          ---------

CURRENT LIABILITIES:
     Long-term debt due within one year .........             3,000               --                 --
     Notes payable to affiliates ................              --                 --                3,000
     Accounts payable ...........................               208             14,021             53,294
     Accounts payable to affiliates .............              --                2,576                468
     Interest ...................................               105              1,307               --
     General taxes ..............................              --                2,889                 11
     Income taxes ...............................              (280)             3,502                314
                                                          ---------          ---------          ---------
                                                              3,033             24,295             57,087
                                                          ---------          ---------          ---------

DEFERRED CREDITS:
     Deferred income taxes ......................               (36)             6,521                (85)
     Unamortized investment tax credits .........              --                4,835               --
     Regulatory liability - deferred income taxes              --                3,924               --
     Customer advances for construction .........              --                2,367               --
     Other ......................................             3,323              4,317               --
                                                          ---------          ---------          ---------
                                                              3,287             21,964                (85)
                                                          ---------          ---------          ---------

                                                          $  98,485          $ 171,891          $  64,348
                                                          ---------          ---------          ---------
                                                          ---------          ---------          ---------


                                   Exhibit A
                                 (Page 5 of 7)

---------------------------------------------------------------------------------------------------------------------------------

                                                        III        InterWest  Century       Total      Reclasifications
                                                    Exploration    Capital,   Partners      Before          and
                                                      Company        Inc.      Idaho      Eliminations   Eliminations   Consolidated
                                                      -------        ----      -----      ------------   ------------   ------------
CAPITALIZATION:
     Common stock ...............................    $   7,550     $     1     $  --      $    12,930     $   (12,930)    $    --
     Note receivable from shareholder ...........         --          --          --             (400)            400          --
     Premium on common stock ....................         --         2,794        --           17,603         (17,603)         --
     Treasury stock, at cost ....................         --          --          --           (1,493)          1,493          --
     Retained earnings ..........................        2,249          13        --          143,610        (143,610)         --
                                                     ---------     -------     -------    -----------     -----------     ---------
                                                         9,799       2,808        --          172,250        (172,250)         --
     Long-term debt .............................         --          --          --           65,500            --          65,500
                                                     ---------     -------     -------    -----------     -----------     ---------
                                                         9,799       2,808        --          237,750        (172,250)       65,500
                                                     ---------     -------     -------    -----------     -----------     ---------

PARTNERS' CAPITAL ...............................         --          --        65,982         65,982            (679)       65,303
                                                     ---------     -------     -------    -----------     -----------     ---------

MINORITY INTEREST ...............................         --          --          --             --            23,855        23,855
                                                     ---------     -------     -------    -----------     -----------     ---------

CURRENT LIABILITIES:
     Long-term debt due within one year .........         --          --          --            3,000            --           3,000
     Notes payable to affiliates ................         --          --          --            3,000          (3,000)         --
     Accounts payable ...........................          750        --            92         68,365            --          68,365
     Accounts payable to affiliates .............           97        --          --            3,141          (3,141)         --
     Interest ...................................         --          --          --            1,412            --           1,412
     General taxes ..............................           15        --          --            2,915            --           2,915
     Income taxes ...............................         (436)        (21)       --            3,079            --           3,079
                                                     ---------     -------     -------    -----------     -----------     ---------
                                                           426         (21)         92         84,912          (6,141)       78,771
                                                     ---------     -------     -------    -----------     -----------     ---------

DEFERRED CREDITS:
     Deferred income taxes ......................          490          14        --            6,904            --           6,904
     Unamortized investment tax credits .........         --          --          --            4,835            --           4,835
     Regulatory liability - deferred income taxes         --          --          --            3,924            --           3,924
     Customer advances for construction .........         --          --          --            2,367            --           2,367
     Other ......................................         --          --          --            7,640            --           7,640
                                                     ---------     -------     -------    -----------     -----------     ---------
                                                           490          14        --           25,670            --          25,670
                                                     ---------     -------     -------    -----------     -----------     ---------

                                                     $  10,715     $ 2,801     $66,074    $   414,314     $  (155,215)    $ 259,099
                                                     ---------     -------     -------    -----------     -----------     ---------
                                                     ---------     -------     -------    -----------     -----------     ---------


                                    Exhibit A
                                  (Page 6 of 7)

                  CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

-------------------------------------------------------------------------------

1. Minority shareholders hold 26.9% of the Company's outstanding common stock.



                                    Exhibit A
                                  (Page 7 of 7)